UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On February 16, 2022, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Reports Progress in Ongoing Phase II Clinical Trial with Vilobelimab in Cutaneous Squamous Cell Carcinoma”

On February 16, 2022, the Company announced progress made in the ongoing open label, non-comparative, two-stage, Phase II trial with vilobelimab in cutaneous squamous cell carcinoma and that there are no safety concerns on either arm of the study to date. A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: February 16, 2022	By:	/s/ Niels Riedemann
Name:	Niels Riedemann
Title:	Chief Executive Officer

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 16, 2022

 4